SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FUEL CORPORATION OF AMERICA
                               (Name of Issuer)

                      COMMON STOCK, $0.001 PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                                 359521 20 0
                              (CUSIP NUMBER)

                      FUEL CORPORATION OF AMERICA
                      27201 Puerta Real, Suite 350
                         Mission Viejo, Ca 92691
                              (866) 353-9722
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                    RECEIVE NOTICES AND COMMUNICATIONS)

                                August 12, 2005
         (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), or 240.13d-1 (f), or 240.13s-1
(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

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CUSIP No.             359521 200                           Page 2 of 7 Pages
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*       The  remainder  of  this  cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.             359521 200                           Page 3 of 7 Pages
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1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    TRYANT, LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS  2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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NUMBER OF             7        SOLE VOTING POWER
SHARES                         2,000,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY              8        SHARED VOTING POWER
REPORTING                      NONE
PERSON            --------------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                               2,000,000
                  --------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               NONE
--------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                   2,000,000 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

       The class of securities to which this statement relates is the common stock, $0.001 par value (the "Common Stock"), of Fuel Corporation of America (the "Company"). The Company is a Nevada corporation with principal executive offices at 27201 Puerta Real, Suite 350, Mission Viejo, CA 92691

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This statement is being filed by Tryant, LLC (the "Reporting entity").

(b) The Reporting Entity is a limited liability company, organized under the laws of State of Delaware. The business address of the Tryant, LLC is 1608 W. 2225 S., Woods Cross, UT 84087

(c) The reporting entity is in the business of investing in development stage companies.

(d) During the last five years, neither the Reporting Entity nor its directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Entity, nor its directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Tryant, LLC is a Delaware limited liability company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 12 Fuel Corporation of America entered into an Agreement and Plan of Merger with flexSCAN, Inc. 30,516,992 shares of newly issued common stock were issued pursuant to this agreement, which diluted the ownership of Tryant, LLC in Fuel Corporation of America from 80.2% to 6.1%.

On May 16, 2005 the Company effected a 14:1 reverse stock split of the Company's common stock. Share numbers shown in this 13D Filing reflect this stock split.

On April 7, 2005, pursuant to a subscription agreement with Fuel Corporation of America, the Issuer, the Reporting Entity acquired 2,000,000 shares of common stock in exchange for a purchase price of $425,000. The funds were provided from the working capital of the Tryant, LLC.

ITEM 4.    PURPOSE OF TRANSACTION

On August 12, 2005 Fuel Corporation of America executed an Agreement and Plan of Merger which resulted in the issuance of 30,516,992 new shares of common stock of the Company, which diluted the ownership by Tryant, LLc in Fuel Corporation of America from 80.2% to 6.1%.

On May 16, 2005 the Company effected a 14:1 reverse stock split of the Company's common stock. Share numbers shown in this 13D Filing reflect this stock split.

On April 7, the Reporting Entity acquired the shares of Issuer Common Stock in order to have the controlling interest in Issuer.

Upon completion of the purchase of the 2,000,000 shares of stock, Frank J. Hall elected Jeff D. Jenson as President and Director, Victoria Jenson as Vice President and Director and Wendy Moler-Lewis as Secretary/Treasurer and Director. Frank J. Hall then resigned.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

a) The Reporting Entity is the direct beneficial owner of 2,000,000 shares of Issuer Common Stock, which shares constitute 6.1% of the total class.

(b) The Reporting Entity has the direct power to vote and direct the disposition of the 2,000,000 shares of Issuer Common Stock beneficially owned by it.

(c) Other than as described in Item 3, no transactions in the Issuer Common Stock were effected during the past sixty (60) days by the Reporting Entity.

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described under Items 3, 4 and 5, to the best knowledge of the Reporting Person, there are not contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2005
                                      Tryant, LLC
                                      a Delaware limited liability company

                                      By: /s/ Jeff Jenson
                                      ------------------------------------
                                          Jeff Jenson
                                          Managing Director, Tryant